November 9, 2006

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

> **Re:** **Intelligent Buying, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 31, 2006**
> **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity, page 28

1.   Please refer to prior comment 11. The disclosure in this section regarding the fifth element of your strategy is inconsistent with disclosure regarding your strategy on page F-11. Please revise.

Going Concern, page 29

2.   Please refer to prior comment 14. Please discuss in greater detail your dependence on your major customers. For example, quantify the percentage of your revenues from each of your customers that accounted for over 10% of your revenues and identify the customers.

Results of Operations for Comparative 3 and 6 Month Periods Ended June 30, 2006 and June 30, 2005, page 31

3.   We note that you utilize office space, accounting support, data systems and administrative support provided by Anchorfree Wireless, Inc. at no expense to the company. Confirm that your historical income statements reflect all costs of doing business, including costs incurred by Anchorfree on your behalf. Refer to SAB Topic 1-B. Please revise or advise, as appropriate.

Certain Transactions, page 34

4.   Please revise the fourth paragraph of this section to refer to Exhibit 10.2.

General

5.   Please refer to prior comment 16. The financial statements should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, please note that it appears you must update to include your interim period ended September 30, 2006.

Financial Statements for the period ended December 31, 2005 (audited)

Note 7. Subsequent Events, page F-9

6.   We noted that you issued 500,000 shares of common stock on April 1, 2006 to the Altitude Group, LLC in exchange for services. Please support your accounting for these services and cite the accounting guidance upon which you relied. Clarify the timing of the expense as well.

Financial Statements for period ended June 30, 2006 (unaudited)

Balance Sheet, page F-12

7.   Please refer to our prior comment 24. We note you issued 500,000 shares of preferred stock to Lionheart Associates, LLC on March 31, 2006 and that the transaction was rescinded on May 15, 2006. Please explain your accounting for this transaction and the subsequent rescission. Support your accounting with specific reference to GAAP literature. Please note that the subsequent rescission of a transaction does not eliminate the need to account for the transaction. We may have additional comments after reviewing your response.

Statement of Operations, page F-13

8.   We note your three months ended June 30, 2006 and 2005 and your three months ended March 31, 2006 and 2005 do not agree with your six months ended June

30, 2006 and 2005. If these amounts have been restated, the financial statement must be labeled "restated." The financial statements must also include <u>all</u> the disclosures required by SFAS 154, paragraph 26. Please revise or advise as necessary.

Statements of Cash Flows, page F-15

9.   We note that the net loss reported on your statements of cash flows for the six months ended June 30, 2006 does not agree to the net loss as reported on your statements of operations for that same period. Please revise as necessary.

Note 1. Significant Accounting Policies, page F-17

Net loss per reported share, page F-17

10.   Please revise your discussion to appropriately refer to SFAS 128, as appropriate.

Other

11.   Please refer to our prior comment 29. We refer you to paragraph 6 of SFAS 129 and reissue the comment. Please revise to disclose the liquidation preference of your preferred stock on the face of the balance sheet, or tell us why you believe such disclosure is not required.

Note 3. Stockholders' Deficiency, page F-19

12.   We note that you issued 2.5 million preferred shares on March 22, 2006 in exchange for 20,000 shares of common stock held by your founders. Please tell us how you accounted for this transaction. It appears that the 20,000 shares of common remain outstanding according to the statement of stockholders' deficiency. Please advise.

13.   In this regard, we note that the 2.5 million preferred shares are convertible into common shares at the option of the holder. Please revise the filing to clearly disclose all the material terms of the convertible preferred stock, including, but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Robert Diener, Esq.